UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐
Cutpick Energy Inc.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Alberta
(Jurisdiction of Subject Company’s Incorporation or Organization)
Cutpick Energy Inc.
(Name of Person(s) Furnishing Form)
Common Shares, no par value
(Title of Class of Subject Securities)
Not Applicable
(CUSIP Number of Class of Securities (if applicable))
DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
November 2, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS
Item 1.	Home Jurisdiction Documents
•	Right Offering Circular, dated October 27, 2009 (the “Circular”)

•	Form of Rights Certificate
Item 2.	Informational Legends

See page iii of the Circular.

Your rights certificate is enclosed. Please read this document carefully as it requires you to make a decision prior to 4:30 p.m. (Calgary Time) on November 21, 2009. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager or other professional advisor.
This offering of securities is made in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec and Nova Scotia (the “Qualified Jurisdictions”), in those states in the United States where the offering is permitted to be made and in all jurisdictions (the “Offshore Jurisdictions”) outside Canada and the United States excluding any jurisdiction that does not provide a rights offering prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any documents by Cutpick Energy Inc. (“Cutpick” or the “Corporation”) in the Offshore Jurisdiction in connection with this offering.
No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and subject to certain exemptions, may not be offered or sold within the United States of America (the “United States”), and this offering does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. This offering is not, and under no circumstances is to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of Cutpick Energy Inc.

Rights Offering Circular	October 27, 2009
CUTPICK ENERGY INC.
Offering of Rights to Subscribe for Common Shares

Entitlement to Rights:	Sixty-five (65) common share purchase rights (“Rights”) for every one hundred (100) common shares in the capital of the Corporation (“Common Shares”) held on the Record Date (the “Rights Offering”). Based on the number of issued and outstanding Common Shares on the date of this Rights Offering Circular, 4,958,330 Rights will be issued under the Rights Offering.

Subscription Price:	$0.60 per Common Share (the “Subscription Price”).

Basic Subscription Privilege:	One Right will entitle the holder to subscribe for one Common Share at a price of $0.60.

Additional Subscription Privilege:	Holders who exercise their Rights in full are entitled to subscribe for additional Common Shares, if available, at the Subscription Price.

Stand-by Commitment:	908569 Alberta Ltd., a private arm’s length investor, has agreed to subscribe for and purchase at the Subscription Price, all of the Common Shares not otherwise purchased on the exercise of Rights pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege. See “Details of the Rights Offering — Stand-by Commitment”.

Record Date:	September 17, 2009

Rights Expiry Time:	November 21, 2009 at 4:30 p.m. (Calgary time) (the “Rights Expiry Time”).

Maximum Common Shares Issuable:	A maximum of 4,958,330 Common Shares will be issuable pursuant to the Rights Offering, representing approximately 65% of the issued and outstanding Common Shares on the Record Date.

Maximum Net Proceeds:	The Rights Offering will result in maximum net proceeds of approximately $2,874,998 from the sale of the Common Shares, after deducting estimated expenses of this Rights Offering of approximately $100,000.

Minimum Proceeds:	The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from holders of Rights.

Listing:	The Rights and the Common Shares issuable on exercise of the Rights are not and will not be listed on any recognized exchange.
In this Rights Offering Circular, all references to “$” are to Canadian dollars unless otherwise noted.
The term barrels of oil equivalent, or “BOE”, may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf:1Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
RISK FACTORS
An investment in Common Shares should be considered speculative due to the nature of the Corporation’s business. See “Risk Factors” for certain considerations relevant to an investment in Common Shares.
FORWARD LOOKING STATEMENTS
This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking information and statements are included throughout this document and include, but are not limited to, statements with respect to: the timing of and other procedural matters associated with the Rights Offering; the successful completion of the Rights Offering and the use of proceeds therefrom; the Corporation’s business strategy and outlook for its business; and other such matters.
All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances. The factors and assumptions include, but are not limited to: no unforeseen changes in the legislative and operating framework for the business of Cutpick; no significant adverse changes in economic conditions that influence the demand for petroleum and natural gas; no significant adverse changes in commodity prices; a stable competitive environment; and no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

ii

Although management of the Corporation believes that the expectations reflected in such forward looking information and statements are reasonable, the forward-looking information and statements are subject to known and unknown risks and responsibilities. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements. Accordingly, readers should not place undue reliance upon any of the forward looking information and statements set out in this document. All of the forward looking information and statements of the Corporation contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Corporation is exposed are described in additional detail in this document under the heading “Risk Factors”. The forward looking information and statements are made as of the date of this document, and the Corporation assumes no obligation to update or revise them except as required pursuant to applicable securities laws.
NOTICE TO UNITED STATES SHAREHOLDERS
The Rights Offering is made in respect of securities of a Canadian company. The Rights Offering is subject to Canadian disclosure requirements that are different from those of the United States. Any financial statements and other financial information included or incorporated by reference into this Rights Offering Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and are therefore not comparable in all respects to financial statements and other financial information of United States companies.
The enforcement by Shareholders in the United States of civil liabilities under United States securities laws may be affected adversely by the fact that Cutpick is organized under the laws of Alberta, Canada, that all or a majority of its executive officers and directors are residents of countries other than the United States, that any experts named in this Rights Offering Circular are residents of countries other than the United States, and that all or most of the assets of Cutpick and such persons are located outside the United States. You may not be able to sue Cutpick or its officers or directors in a foreign court for violations of United States securities laws, and it may be difficult to compel Cutpick and its affiliates to subject themselves to a United States court’s judgment.
Shareholders should be aware that the receipt of Rights and the acquisition and holding of Common Shares issuable upon exercise of Rights may have tax consequences both in the United States and in Canada. The consequences for Shareholders who are resident in, or citizens of, the United States are not described in this Rights Offering Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of receiving Rights and of acquiring and holding Common Shares issuable upon exercise of the Rights.
The Rights and the Common Shares issuable upon exercise of the Rights will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “1933 Act”) to the same extent and proportion that the Common Shares held by Shareholders on the Record Date are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. See “Details of the Rights Offering — Unexercised Rights — U.S. Shareholders”.
No Rights or Common Shares issuable upon exercise of Rights will be delivered in the United States or to, or for the account or for the benefit of, a “U.S. person” (as such term is defined in Regulation S under the 1933 Act) or a person in the United States, unless Cutpick is satisfied that the Rights and such Common Shares may be delivered to such persons without further action by Cutpick or on a basis otherwise determined acceptable to Cutpick in its sole discretion.
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS RIGHTS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

CUTPICK ENERGY INC.
Cutpick Energy Inc. is a corporation incorporated pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) on April 17, 2009.
The articles of the Corporation do not restrict the transfer of the Common Shares. However, the Common Shares are not listed on any recognized exchange and the Corporation is not a reporting issuer in any jurisdiction.
The head and principal office of the Corporation is located at 1100, 633 – 6th Avenue SW, Calgary, AB T2P 2Y5. The registered office of the Corporation is 1000, 400 – 3rd Avenue SW, Calgary, AB T2P 4H2.
BUSINESS OF CUTPICK
Background
On July 3, 2009, Cutpick acquired certain oil and gas assets in Alberta and other assets, including $1,000,000 cash, from Gibraltar Exploration Ltd. in exchange for 7,359,544 common shares of Cutpick which were distributed to the shareholders of Gibraltar Exploration Ltd.
Exploitation and Development Strategy
Cutpick is engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in Alberta.
Cutpick’s initial strategy is to create value primarily through the exploitation and development of oil and gas assets it holds in the areas of Cutpick, Lynx and Redrock, Alberta. Cutpick also plans to expand its asset base through the generation of lower risk development prospects, through crown land sales, farm-ins, farm-outs and through strategic acquisition of additional properties or entities.
Principal Properties
The following is a description of the oil and natural gas properties which were acquired by Cutpick on July 3, 2009. In July 2009, the Corporation produced 4.1 million cubic feet per day (“Mmcf/d”) of natural gas and 91 barrels per day (“Bbls/d”) of natural gas liquids (“NGLs”). Unless otherwise specified, gross and net acres information is as at July 31, 2009.
Cutpick Area
Cutpick holds interests in 23,680 gross (21,587 net) acres in the Cutpick area. The Cutpick area is located approximately 120 kilometers south of Grande Prairie in Northwest Alberta. Production from this area for July 2009 averaged 2.2 Mmcf/d of natural gas and 42 Bbls/d of NGLs.
Lynx Area
Cutpick holds interests in 8,320 gross (8,064 net) acres in the Lynx area. The Lynx area is located adjacent to the Cutpick area in Northwest Alberta. Production from this area for July 2009 averaged approximately 0.7 Mmcf/d of natural gas and 26 Bbls/d of NGLs.
Redrock Area
Cutpick holds interests in 5,760 gross (5,760 net) acres in the Redrock area. The Redrock area is located adjacent to the Lynx area in Northwest Alberta. Production from this area for July 2009 averaged approximately 1.2 Mmcf/d of natural gas and 23 Bbls/d of NGLs.

Recent Developments
Cutpick entered into an Arrangement Agreement dated August 14, 2009 whereby it agreed to acquire all of the outstanding shares of Verge Energy Corp., a private Alberta corporation, holding oil and gas assets located primarily in Halkirk, Alberta and producing approximately 145 Bbls/d of oil and 0.24 Mmcf/d of natural gas or 185 barrels of oil equivalent per day (“boe/d”) in consideration for an aggregate of 277,843 Common Shares and the assumption of $2.1 million in net debt. The acquisition was completed on September 10, 2009 and on that date Cutpick Energy Inc. and Verge Energy Corp. were amalgamated under the ABCA and continued under the name “Cutpick Energy Inc.”
On August 26, 2009, the Corporation acquired 2,880 gross (2,880 net) acres of undeveloped land in the Halkirk area of Alberta for $0.3 million from a third party.
On September 18, 2009, Cutpick completed a non-brokered private placement of 5,000,000 units at a price of $0.60 per unit for gross proceeds of $3 million (the “Non-brokered Offering”). The subscribers under the Non-brokered Offering were comprised of employees, officers, directors and key consultants of the Corporation. Each unit was comprised of one Common Share and one performance warrant (“Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of $0.60 per share for a term of five years provided that certain price targets are satisfied. The Warrant holders are entitled to exercise one-third of their respective Warrants at any time after each of the dates that the current market price of the Common Shares (as determined by the Board or by reference to a weighted average trading price on a stock exchange) exceeds $0.90, $1.20 and $1.50 per share, respectively. The Non-brokered Offering was completed on September 18, 2009.
DETAILS OF THE RIGHTS OFFERING
Issue of Rights
Each Shareholder of record at the close of business on September 17, 2009 (the “Record Date”) is entitled to receive sixty-five (65) Rights for every one hundred (100) Common Shares held. One Right confers the right to subscribe for one Common Share (the “Basic Subscription Privilege”) at the price of $0.60 per Common Share (the “Subscription Price”). No fractional Rights will be issued.
The offering price for the Common Shares issuable pursuant to the Rights was determined by the Board of Directors having regard for regulatory requirements, and to issues such as dilution, market price, market forces, and the capital requirements of the Corporation. The subscription for Common Shares upon the exercise of Rights is voluntary. Holders of Rights should consult their own advisers with respect to this Rights Offering.
Rights Certificates
The Rights are evidenced by transferable certificates (the “Rights Certificates”) in the form approved by the Corporation and Valiant Trust Company (“Valiant”). A Rights Certificate is being sent to each registered Shareholder of record as of the Record Date. A register of holders of Rights Certificates will be maintained by Valiant. If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Corporation or Valiant. Valiant should be contacted at the subscription office listed below under “Transmittal of Rights Certificates” in the event of the loss, theft or destruction of a Rights Certificate. A holder of a Rights Certificate does not constitute the holder of a Common Share.
Rights Expiry Time
The Rights Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time. The Corporation reserves the right to extend the period of this Rights Offering, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to any disruption in postal service. Rights not exercised by the Rights Expiry Time will be void and without value.
Basic Subscription Privilege
Rights may be exercised by completing and signing Form 1 attached to each Rights Certificate. The holder of Rights (a “Subscriber”) or registered dealer representing such Subscriber must deliver or mail the Rights Certificate, with the total Subscription Price, to Valiant as specified below under “Transmittal of Rights Certificates”. Subscriptions may not be revoked after delivery to Valiant. The total Subscription Price must be paid in the manner described below under “Payment of Subscription Price”. Subscribers whose Rights are held by a registered dealer should contact such dealer in ample time to ensure that the completed Rights Certificates and the related payments are received by Valiant before the Rights Expiry Time.
Any Shareholder or transferee of a Rights Certificate who has any questions concerning the terms of this Rights Offering should contact their investment dealer, stockbroker, bank manager or other professional advisor.
Additional Subscription Privilege
Any holder of a Rights Certificate who exercises the right to subscribe for all the Common Shares that can be subscribed for with the Rights evidenced by such certificate pursuant to the Basic Subscription Privilege, also has the right (the “Additional Subscription Privilege”) of subscribing for additional Common Shares, if available, at the Subscription Price, subject, always, in respect of Insiders, to the restrictions referred to under the heading “Intention of Insiders to Exercise Rights”. The Common Shares available for such purpose (the “Remaining Common Shares”) will be those Common Shares that have not been subscribed and paid for pursuant to outstanding Rights by the Rights Expiry Time. In this Rights Offering Circular, “Insiders” shall have the meaning given in the Securities Act (Alberta) which includes directors and officers of the Corporation and holders of more than 10% of the Common Shares of the Corporation and shall refer to persons that are Insiders as at the Record Date.
To exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 on the face of the Rights Certificate for the maximum number of whole Common Shares that can be subscribed for given the number of Rights evidenced by such certificate, must also complete Form 2 on the face of the Rights Certificate and specify the number of additional Common Shares desired to be subscribed for. When the Subscriber or registered dealer representing a Subscriber delivers to Valiant the completed Rights Certificate and payment for the Common Shares initially subscribed for under Form 1, payment in the manner described below under “Payment of Subscription Price” must also be enclosed for the additional Common Shares subscribed for under Form 2, failing which such additional subscription shall be invalid. Funds received as payment of the Subscription Price for subscriptions made under the Additional Subscription Privilege will be placed in a segregated account with Valiant pending allocation of any Remaining Common Shares pursuant to the Additional Subscription Privilege.
If there are sufficient Remaining Common Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the number of additional Common Shares for which they have subscribed.
If the aggregate number of Common Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Common Shares, the Remaining Common Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Common Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of: (a) the number of Common Shares which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Common Shares by a fraction of which the numerator is the number of Common Shares subscribed for by that participant under the Basic Subscription Privilege and the denominator is the aggregate number of Common Shares subscribed for under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege. If any participant has subscribed for fewer Common Shares than the number resulting from the application of the formula in (b) above, the excess Common Shares will be allotted in a similar manner among the participants who were allotted fewer Common Shares than they subscribed for.
If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Common Shares which falls short of the number specified in Form 2 on the face of the participant’s Rights Certificate, Valiant will, when mailing the certificates for the Common Shares issued to the participant, refund, without interest, the excess portion of the total Subscription Price paid by the participant.
Stand-by Commitment
On October 27, 2009, the Corporation entered into a stand-by purchase agreement (the “Stand-by Agreement”) with 908569 Alberta Ltd., a private arm’s length investor (the “Stand-by Purchaser”). The Stand-by Agreement provides that the Stand-by Purchaser will take up and pay for, at the Subscription Price, all of the Common Shares not otherwise purchased on the exercise of Rights pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege (the “Stand-by Common Shares”). The Stand-by Purchaser’s obligation to purchase the Stand-by Common Shares under the Stand-by Agreement is subject to the satisfaction of certain conditions, including the representations and warranties of the Corporation contained therein being accurate as of the time of closing, the Corporation complying with its covenants set forth therein, the Corporation having received all necessary regulatory approvals for the completion of the Rights Offering, there being no order or ruling made or issued which prevents or restricts the issuance of the Common Shares, there being no inquiry or investigation (whether formal or informal) in relation to the Corporation or relating to the Rights, the Common Shares or any other securities of the Corporation commenced or threatened by any official or officer of any securities regulatory authority in Canada, there being no events or material changes with respect to the Corporation which have a significant adverse effect on the Corporation.
In the event that the number of Stand-by Common Shares available and required to be purchased by the Stand-by Purchaser pursuant to the Stand-by Agreement is less than 1,666,667 Common Shares (the “Aggregate Investment”) then the Corporation has agreed to accept a subscription from the Stand-by Purchaser, at a price of $0.60 per share, for that number of additional Common Shares that is required to reach the Aggregate Investment (the “Supplemental Private Placement”). The Supplemental Private Placement would be completed following the issuance of any Common Shares pursuant to the Rights Offering and the Stand-by Agreement.
Rights are Non-Transferable
The Rights are non-transferable and may only be exercised by the registered holder of the Rights Certificate.
Payment of Subscription Price
The Subscription Price for all the Common Shares subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in Canadian funds by certified cheque, bank draft or money order payable to the order of “Valiant Trust Company”. Shareholders holding their Common Shares through an intermediary, such as a broker, should contact their broker and make arrangements to put the broker in funds for the subscription and give appropriate instructions.
Transmittal of Rights Certificates
Subscribers or registered dealers representing Subscribers should transmit Rights Certificates by mail, hand delivery or courier to Valiant at one of the following offices:
Valiant Trust Company
Suite 310, 606 – 4th Street SW
Calgary, AB T2P 1T1
Attention: Corporate Actions Department

Valiant Trust Company
2950, 130 King Street West
Toronto, ON M5X 1A9
Attention: Corporate Actions Department

In case of postal service interruption, Subscribers and registered dealers representing Subscribers should deliver the Rights Certificates by hand or by courier to the address noted above.
The method of transmittal of a Rights Certificate is at the option and risk of the person effecting the same. The Corporation recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.
Delivery of Common Share Certificates
Certificates for the Common Shares subscribed for in accordance with the Rights Offering will be mailed to the address of the Subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.
Signatures
When the original holder signs any form on the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the face of the Rights Certificate. If a Rights Certificate is issued to two or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege.
Determinations as to Validity of Subscription
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by Cutpick, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. Cutpick reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. Cutpick also reserves the right to waive any defect with regard to any particular subscription. Neither the Corporation nor Valiant will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.
Unexercised Rights
A Rights Certificate holder who, in Form 1 on the Rights Certificate, exercises some but not all of the Rights evidenced by a Rights Certificate, will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value after the Rights Expiry Time. Similarly, if a Rights Certificate holder has failed to surrender such holder’s Rights Certificate to Valiant, as of the Rights Expiry Time, has surrendered such holder’s Rights Certificate but failed to complete Form 1 on the Rights Certificate, or has failed to make payment of the Subscription Price in respect of any Common Shares which such holder elects to subscribe for, such holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which such holder has failed to make payment) and such Rights will be void and of no value after the Rights Expiry Time.
U.S. Shareholders
The Rights and the Common Shares issuable upon exercise of the Rights have not been and will not be registered under the 1933 Act or any state securities laws, and such Rights and Common Shares will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 801 thereunder and similar exemptions under applicable state securities laws. Cutpick has filed with the United States Securities and Exchange Commission a Form CB in respect of the offer and sale of such Rights and Common Shares.

The Rights and the Common Shares issuable upon exercise of the Rights will be “restricted securities” within the meaning of the 1933 Act to the same extent and proportion that the Common Shares held by Shareholders on the Record Date are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.
No Rights or Common Shares issuable upon exercise of Rights will be delivered in the United States or to, or for the account or for the benefit of, a “U.S. person” (as such term is defined in Regulation S under the 1933 Act) or a person in the United States, unless Cutpick is satisfied that the Rights and such Common Shares may be delivered to such persons without further action by Cutpick or on a basis otherwise determined acceptable to Cutpick in its sole discretion.
Persons having a registered address in a jurisdiction where Cutpick is not satisfied that the Rights and Common Shares may be issued without further action by Cutpick (“Ineligible Holders”) will be sent the rights offering circular together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by Valiant. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by Valiant as agent for the benefit of Ineligible Holders. Valiant will hold the Rights until the Rights Expiry Time in order to provide Ineligible Holders an opportunity to claim the Rights Certificate by satisfying the Corporation that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction.
The foregoing discussion is only a general overview of certain requirements of the 1933 Act that are applicable to the exercise and resale of Rights received pursuant to the Rights Offering and resale of Common Shares issuable upon exercse of the Rights. All Shareholders who receive such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.
Offshore Shareholders
Any shareholder resident in an Offshore Jurisdiction (“Offshore Shareholder”) who wishes to exercise the Rights represented by their Rights Certificate will be required to make the certification (included in the packages mailed to Offshore Shareholders) that such Offshore Shareholder’s applicable Offshore Jurisdiction provides a rights offering prospectus exemption substantially similar to the exemption provided in Canada or does not otherwise require obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any documents by Cutpick in such Offshore Jurisdiction in connection with the Rights Offering (the “Offshore Exemption Confirmation”). Offshore Shareholders should consult their own legal counsel in their applicable Offshore Jurisdiction in connection with any Offshore Exemption Confirmation.
MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS
The Corporation has not and will not appoint a soliciting dealer for and on behalf of the Corporation to solicit subscriptions. The directors, officers and employees of the Corporation will however solicit subscriptions on behalf of the Corporation under the relevant registration exemptions contained in the securities legislation of each of the Qualified Jurisdictions. No commissions or other remuneration in cash, securities or other consideration will be paid by the Corporation in respect of the sale or issuance of the securities offered hereby, other than legal, printing and other costs directly related to the Rights Offering.
INTENTION OF INSIDERS TO EXERCISE RIGHTS
The Corporation, after reasonable inquiry, believes that Insiders of the Corporation intend to exercise approximately 10% of the Rights attributable to their individual direct or indirect shareholdings. The total number of Rights which will be issued to such persons (directly or indirectly) is approximately 1,983,332 Rights, which would entitle them to acquire approximately 1,983,332 Common Shares. At no time will any of the Insiders be permitted to increase their proportional ownership of the Corporation as of the Record Date. In the event that the Rights Offering is not fully subscribed, the number of Rights Insiders are permitted to exercise under the Basic Subscription Privilege may be reduced in accordance with National Instrument 45-101 — Rights Offerings of the Canadian Securities Administrators.

PRINCIPAL SHAREHOLDERS
An unlimited number of Common Shares may be created and issued by the Corporation. At the Record Date, the Corporation had outstanding 7,637,388 Common Shares, each Common Share carrying the right to one vote. The Common Shares are the only class of voting securities of the Corporation which are issued and outstanding. To the knowledge of the board of directors and executive officers of Cutpick, as at the Record Date, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares entitled to more than ten percent (10%) of the outstanding Common Shares are as follows:

		Percentage of
	Number of	Outstanding
Name	Common Shares	Common Shares
Caisse de dépôt et placement	1,491,668	19.5%
du Québec,
Québec, Canada

KERN Energy Partners	817,709	10.7%
Management Ltd.
Alberta, Canada
CHANGES OF OWNERSHIP
Since incorporation, there have been no issuances of Common Shares that have materially affected the control of the Corporation and, to the knowledge of the directors and officers of Cutpick, no transfers of Common Shares that have materially affected the control of the Corporation, except as described under the headings “Business of Cutpick — Background” and “Business of Cutpick — Recent Developments”.
USE OF PROCEEDS
The Corporation will receive gross proceeds from the Rights Offering of approximately $2,974,998 and net proceeds of approximately $2,874,998 after deducting expenses of the issue estimated at approximately $100,000. The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from Shareholders. The proceeds of the Rights Offering will be used to finance Cutpick’s 2009 – 2010 capital expenditure program and for general corporate purposes.
STATEMENT AS TO RESALE RESTRICTIONS
The Rights being issued hereunder and the Common Shares issuable upon exercise of the Rights are being distributed by the Corporation pursuant to exemptions from the registration and prospectus requirements under securities legislation in the Qualified Jurisdictions. Securities legislation restricts the ability of a holder to trade the Common Shares issuable upon the exercise of such Rights (the Rights and the Common Shares collectively, the “Securities”), without certain conditions having been fulfilled or applicable prospectus or registration requirements having been complied with.
The following is a general summary of the restrictions governing first trades in the Common Shares in the Qualified Jurisdictions. Additional restrictions apply to “insiders” of the Corporation and holders of the Common Shares who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Corporation for purposes of securities legislation. Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Common Shares.
Generally, in the Qualified Jurisdictions, the first trade of the Common Shares will be exempt from the prospectus requirements of securities legislation in the Qualified Jurisdictions if:

(a)	the Corporation is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade;

(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the Common Shares;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.
If such conditions have not been met, then the Common Shares may not be resold except pursuant to a prospectus or registration exemption, which may only be available in limited circumstances such as a sale to an “accredited investor” as defined by applicable securities legislation. The Corporation is not a reporting issuer in any jurisdiction of Canada and may not become one so the “hold period” may never expire. The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.
The Rights and the Common Shares issuable upon exercise of the Rights have not been and will not be registered under the 1933 Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 801 thereunder and similar exemptions under applicable state securities laws. The Rights and the Common Shares issuable upon exercise of the Rights will be “restricted securities” within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the Common Shares held by Shareholders on the Record Date are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. See “Details of the Rights Offering — Unexercised Rights — U.S. Shareholders”.
RISK FACTORS
An investment in the Common Shares is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained herein before making an investment decision and consult their own experts where necessary.
Risks Relating to the Business of the Corporation
Exploration, Development and Production Risks
Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on exploration by Cutpick will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.
Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.
Prices, Markets and Marketing of Crude Oil and Natural Gas
Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Cutpick. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices will result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the future volume of Cutpick’s oil and gas production. Cutpick might also elect not to produce from certain wells at lower prices. All these factors could result in a material decrease in Cutpick’s future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Cutpick will be in part determined by the borrowing base of Cutpick. A sustained material decline in prices from historical average prices could reduce Cutpick’s future borrowing base, therefore reducing the bank credit available to Cutpick, and could require that a portion of any existing bank debt of Cutpick be repaid.
In addition to establishing markets for its oil and natural gas, Cutpick must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Cutpick will be affected by numerous factors beyond its control. Cutpick will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cutpick. The ability of Cutpick to market natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cutpick will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and the management of other aspects of the oil and natural gas business. Cutpick has limited direct experience in the marketing of oil and natural gas.
Capital Markets
As a result of the weakened global economic situation, Cutpick, along with all other oil and gas entities, may have restricted access to capital, bank debt and equity, and is likely to face increased borrowing costs. Although Cutpick’s business and asset base have not changed, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future capital expenditures will be financed out of funds generated from operations, borrowings and possible future equity sales, Cutpick’s ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and Cutpick’s securities in particular.
To the extent that external sources of capital become limited or unavailable or available on onerous terms, Cutpick’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.
Based on current funds available and expected funds generated from operations, Cutpick believes it has sufficient funds available to fund its projected capital expenditures. However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, or if Cutpick incurs major unanticipated expense related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for Cutpick’s capital expenditure plans may result in a delay in development or production on Cutpick’s properties.

Provincial Royalty Regimes
Alberta
In Alberta, the Crown royalty rates on conventional oil and natural gas fluctuate, depending on when a well was drilled, well depth, well production volume and the price of oil and natural gas. On October 25, 2007, the Alberta provincial government released a report entitled “The New Royalty Framework” (the “NRF”) containing the government’s proposals for Alberta’s new royalty regime which became effective on January 1, 2009 and is applicable to all existing conventional oil and natural gas wells in Alberta. The NRF assesses the applicable royalty rate on a well by well basis using a sliding scale which takes into account the price of oil and natural gas and well production volumes.
On November 19, 2008 and November 24, 2008 the Alberta provincial government announced details of an optional five-year transitional royalty program that applies to conventional oil and natural gas wells drilled to measured depths between 1,000 and 3,500 meters between November 19, 2008 and January 1, 2014. For each well, Cutpick can make a one time election to produce the well under the transitional royalty program or the NRF. As of January 1, 2014, all production subject to the transitional program will revert to the NRF.
On March 3, 2009, the Government of Alberta announced a drilling royalty credit for new conventional oil and natural gas wells and a new well incentive program which offers a maximum five percent royalty rate for the first year of production from new oil or gas wells.
Saskatchewan
Effective October 1, 2002, the government of Saskatchewan revised its fiscal regime for the oil and gas industry by introducing a number of major changes affecting the Crown royalty and freehold production tax structures and the corporation capital tax surcharge (the “Corporation Capital Tax Surcharge”) rate applicable to production from new oil and gas exploration and development activity. The changes were implemented to stimulate increased exploration and development activity in the province.
The new fiscal regime in Saskatchewan provides new royalty and tax structures, a new system of volume incentives, and a reduced Corporation Capital Tax Surcharge rate. Other components are a new royalty/tax regime for gas produced from new oil wells and changes that benefit horizontal and deep oil wells. The “fourth tier” Crown royalty rate and freehold production tax structure is production and price sensitive and applies to: conventional oil wells (vertical and horizontal) and gas wells with a finished drilling date on or after October 1, 2002; incremental oil produced from new or expanded waterflood projects with a commencement date on or after October 1, 2001; and, natural gas produced from gas wells with a finished drilling date on or after October 1, 2002. The price sensitive parameters for the new “fourth tier” royalty structures provide: a base rate of 5% and marginal rate of 30% for both oil and gas; a base price of $100 per cubic metre for oil and $50 per thousand cubic metres for gas; and, a reference well production rate of 250 cubic metres of oil per month and 250 thousand cubic metres of gas per month.
The freehold production tax rates are now determined by subtracting a production tax factor of 12.5 percentage points (an increase in the previous 10 percentage point freehold production tax factor) from the corresponding Crown royalty rates. Further, the Corporation Capital Tax Surcharge rate has been decreased to 2.0% from 3.6% for:
(a)	all oil and gas that is produced from oil wells or gas wells with a finished drilling date on or after October 1, 2002; and,

(b)	incremental oil related to new or waterflood projects having a commencement date on or after October 1, 2002.

In conjunction with the “fourth tier” royalty/tax structures, the government of Saskatchewan introduced a modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002. The incentive volumes are applicable to various well types and are subject a maximum royalty rate of 2.5% and a freehold production tax rate of 0%. Re-entry and short section horizontal oil well royalty/tax categories have been eliminated. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the “fourth tier” royalty/tax rates and new incentive volumes.
The definition of “deep oil well” has also been expanded.
The new Crown royalty and freehold production tax regime in Saskatchewan applies to associated natural gas (gas produced from oil wells) that is gathered for use or sale and is produced from: oil wells with a finished drilling date on or after October 1, 2002; and, oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of gas for every cubic metre of oil. Effectively, a royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.
The royalty regime in any of the jurisdictions in which Cutpick’s assets are located may be subject to further review and changes which could adversely impact Cutpick’s financial condition and operations.
Regulatory
Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.
Insurance
Cutpick’s involvement in the exploration for and development of oil and gas properties may result in Cutpick becoming subject to liability for pollution, blow-outs, property damage, personal injury and other hazards. Although Cutpick will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cutpick may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to Cutpick. The occurrence of a significant event that Cutpick is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cutpick’s financial position, results of operations or prospects.
Operational Dependence
Other companies operate some of the assets in which Cutpick has an interest. As a result, Cutpick will have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Cutpick’s financial performance. Cutpick’s return on assets operated by others will therefore depend upon a number of factors that may be outside of Cutpick’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.
Project Risks
Cutpick will manage a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Cutpick’s ability to execute projects and market oil and natural gas will depend upon numerous factors beyond Cutpick’s control, including:
(a)	the availability of processing capacity;

(b)	the availability and proximity of pipeline capacity;

(c)	the availability of storage capacity;

(d)	the supply of and demand for oil and natural gas;

(e)	the availability of alternative fuel sources;

(f)	the effects of inclement weather;

(g)	the availability of drilling and related equipment;

(h)	unexpected cost increases;

(i)	accidental events;

(j)	currency fluctuations;

(k)	changes in regulations;

(l)	the availability and productivity of skilled labour; and

(m)	the regulation of the oil and natural gas industry by various levels of government: and

(n)	governmental agencies.
Because of these factors, Cutpick could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.
Variations in Foreign Exchange Rates and Insurance Rates
World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Such material increases in the value of the Canadian dollar have negatively impacted Cutpick’s operating entities production revenues. Further material increases in the value of the Canadian dollar would exacerbate this negative impact. This increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates could accordingly impact the future value of Cutpick’s reserves as determined by independent evaluators.
To the extent that Cutpick engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with whom Cutpick may contract. An increase in interest rates could result in a significant increase in the amount Cutpick pays to service debt, which could negatively impact the market price of the Cutpick Shares.
Substantial Capital Requirements; Liquidity
Cutpick anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Cutpick’s future revenues or reserves decline, Cutpick may have limited ability to expend the capital necessary to undertake or complete future drilling programs.
There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Cutpick. Moreover, future activities may require Cutpick to alter its capitalization significantly. The inability of Cutpick to access sufficient capital for its operations could have a material adverse effect on Cutpick’s financial condition, results of operations or prospects.

Competition
Cutpick will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Cutpick. Cutpick’s competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.
The oil and gas industry is highly competitive. Cutpick’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities include companies that have greater financial and personal resources available to them than Cutpick.
Certain of Cutpick’s customers and potential customers may themselves explore for oil and natural gas and the results of such exploration efforts could affect Cutpick’s ability to sell or supply oil or gas to these customers in the future. Cutpick’s ability to successfully bid on and acquire additional property rights, to discover reserves to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.
Title
Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, Cutpick will conduct such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties. However, no absolute assurances can be given that title defects do not exist. If title defects do exist, it is possible that Cutpick may lose all or a portion of its right, title and interest in and to the properties to which the title defects relate.
Environmental Risks
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.
Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cutpick to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of Cutpick will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cutpick’s financial condition, results of operations or prospects.
Reserve Estimates
The reserve reports for Cutpick’s oil and gas properties contain estimates of its oil and gas reserves and the estimated future net reserves therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves of Cutpick. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of Cutpick. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used and such variances may be material.
The present value of future net reserves of Cutpick should not be construed as the current market value of the estimated oil and gas reserves attributable to Cutpick’s properties. The estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows will be affected by increases or decreases in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties.
Reserve Replacement
Cutpick’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Cutpick successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cutpick may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Cutpick’s reserves will depend not only on Cutpick’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Cutpick’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.
Reliance on Operators and Key Employees
To the extent Cutpick is not the operator of its oil and gas properties, Cutpick will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cutpick will be largely dependent upon the performance of its management and key employees. Cutpick does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cutpick.
Geo-Political Risks
The marketability and price of oil and natural gas that may be acquired or discovered by Cutpick is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Cutpick’s net production revenue.
In addition, Cutpick’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. As the oil and gas industry in Canada is a key supplier of energy to the United States, certain terrorist groups may target Canadian oil and gas properties, wells and facilities in an effort to harm the United States economy. If any of Cutpick’s properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on Cutpick. Cutpick does not have insurance to protect against the risk from terrorism.
Conflicts of Interest
Certain of the directors and officers of Cutpick are also directors and officers of other oil and gas companies involved in oil and gas exploration and development, and conflicts of interest may arise between their duties as officers and directors of Cutpick and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Dilution
Cutpick may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Cutpick which may be dilutive.
Management of Growth
Cutpick may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Cutpick to manage growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train and manage its employee base. The inability of Cutpick to deal with this growth could have a material adverse impact on its business, operations and prospects.
Expiration of Licences and Leases
Cutpick’s properties are held in the form of licences and leases and working interests in licences and leases. If Cutpick or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Cutpick’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on results of operations and business.
Permits and Licenses
The operations of Cutpick may require licenses and permits from various governmental authorities. There can be no assurance that Cutpick will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its properties.
Additional Funding Requirements
Cutpick’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Cutpick may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Cutpick to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Cutpick’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Cutpick’s ability to expend the necessary capital to replace its reserves or to maintain its production. If Cutpick’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms. Any equity financing may result in a change of control of Cutpick or Cutpick Shareholders suffering further dilution.
Issuance of Debt
From time to time Cutpick may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Cutpick’s debt levels above industry standards. Neither Cutpick’s articles nor its bylaws limit the amount of indebtedness that Cutpick may incur. The level of Cutpick’s indebtedness from time to time could impair Cutpick’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Cutpick’s ability to meet its debt service obligations will depend on Cutpick’s future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of Cutpick. As certain of the indebtedness of Cutpick bears interest at rates which fluctuate with prevailing interest rates, increases in such rates would increase Cutpick’s interest payment obligations and could have a material adverse effect on Cutpick’s financial condition and results of operations. Further, Cutpick’s indebtedness is secured by substantially all of Cutpick’s assets. In the event of a violation by Cutpick of any of its loan covenants or any other default by Cutpick on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on Cutpick’s assets. In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.
Hedging
From time to time Cutpick may enter into agreements to receive fixed prices on its oil and natural gas production to offset risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Cutpick will not benefit from such increases. Similarly, from time to time Cutpick may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar, however, if the Canadian dollar declines in value compared to the United States dollar, Cutpick will not benefit from such fluctuations.
Availability of Drilling Equipment and Access Restrictions
Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Cutpick and may delay exploration and development activities.
Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cutpick is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on Cutpick and its operations.
Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. There can be no assurance that these seasonal factors will not adversely affect the timing and scope of Cutpick’s exploration and development activities, which could in turn have a material adverse impact on Cutpick’s business, operations and prospects.
Third Party Credit Risk
Cutpick is, or may be exposed to, third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cutpick, such failures could have a material adverse effect on Cutpick and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Cutpick’s ongoing capital program, potentially delaying the program and the results of such program until Cutpick finds a suitable alternative partner.
Kyoto Protocol
Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Cutpick’s exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Cutpick to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in amendments to the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity with Cutpick’s operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Cutpick.
Alternatives to and Changing Demand for Petroleum Products
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Cutpick cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on Cutpick’s business, financial condition, results of operations and cash flows.
International Financial Reporting Standards
The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective January 1, 2011. IFRS will require increased financial statement disclosure as compared to Canadian GAAP and accounting policy differences between Canadian GAAP and IFRS will need to be addressed by Cutpick. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect Cutpick’s reported financial position and results of operations.
Cutpick is currently considering the impact a conversion to IFRS would have on its future financial reporting.
Risks Relating To This Rights Offering
Subscription Price not an Indication of Value
The Subscription Price is $0.60 for each Common Share purchased. The Subscription Price was determined by the board of directors and does not necessarily bear any relationship to the book value of the Corporation’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Shareholders should not consider the Subscription Price as an indication of the Corporation’s value. After the date of this Rights Offering Circular, the Common Shares may trade at prices above or below the Subscription Price.
Decline in the Trading Price May Occur
The trading price of the Common Shares in the future may decline below the Subscription Price. The Corporation can make no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors including Cutpick’s future revenues, Cutpick’s operations, speculation in the trade or business press about Cutpick’s operations, and overall conditions affecting Cutpick’s businesses, economic trends and the securities markets.
No Revocation of Right
Even if the Common Share price declines below the Subscription Price for the Common Shares, resulting in a loss on Subscribers’ investments upon the exercise of the Subscribers’ Rights, Subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. The Corporation may, in its discretion, extend the Rights Expiry Time in accordance with applicable Canadian securities laws. During any potential extension of time, the Common Share price may decline below the Subscription Price and result in a loss on Subscribers’ investments upon the exercise of the Rights. If the Rights Expiry Time is extended after Subscribers send in their subscription forms and payment, Subscribers still may not revoke or change the exercise of Rights.

No Interest on Subscription Funds
If the Corporation cancels the Rights Offering, neither the Corporation nor Valiant will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to Subscribers.
Participation in the Rights Offering is not Assured
If a Shareholder exercises its Rights, it may not revoke the exercise for any reason unless the Corporation amends the Rights Offering. If the Corporation decides to terminate the Rights Offering, the Corporation will not have any obligation with respect to the Rights except to return any subscription payments, without interest.
Shareholders Need to Act Promptly and Follow Subscription Instructions
Shareholders who desire to purchase Common Shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by Valiant prior to 4:30 p.m., Calgary time, on November 21, 2009, the Rights Expiry Time, and any permitted extension of the Rights Expiry Time. If Shareholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, Valiant may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received. Neither the Corporation nor Valiant undertakes to Subscribers concerning, or will attempt to correct, an incomplete or incorrect subscription form or payment. The Corporation has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.
AS A RESULT OF THESE RISK FACTORS, THE RIGHTS OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO ARE WILLING TO RELY ON MANAGEMENT OF THE CORPORATION AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE COMMON SHARES.
INQUIRIES
Inquiries relating to this Rights Offering should be directed to:
Valiant Trust Company
310, 606 – 4th Street SW
Calgary, AB T2P 1T1
Attention: Corporate Actions Department
Toll Free: 1-866-313-1872
By Email to: inquiries@valianttrust.com
ADDITIONAL INFORMATION
The Corporation is not a reporting issuer in any jurisdiction in Canada. Accordingly, it has not posted any information with Canadian securities regulatory authorities. Certain information will be sent to holders of Common Shares in accordance with the ABCA under which the Corporation is incorporated. Additional copies of these documents are available, on request, from the Corporation at its principal business office.

THE RIGHTS EVIDENCED BY THIS CERTIFICATE EXPIRE AT 4:30 P.M. LOCAL TIME IN CALGARY, ALBERTA ON NOVEMBER 21, 2009 AND THEREAFTER SHALL BE VOID AND HAVE NO VALUE
CUTPICK ENERGY INC
INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT (ALBERTA)

NUMBER
VT123456

CERTIFICATE FOR RIGHTS
* 0 * * * * * * * * * * * * * *
* * 0 * * * * * * * * * * * * *
* * * 0 * * * * * * * * * * * *
* * * * 0 * * * * * * * * * * *
* * * * * 0 * * * * * * * * * *

THIS CERTIFICATE EVIDENCES THAT:

One (1) Right entitles the holder to subscribe for one (1) Common Share at a price of $0.60 per share

FORM 1 — BASIC SUBSCRIPTION PRIVILEGE
The undersigned hereby irrevocably exercises Rights (one (1) Right for each Common Share subscribed for) to subscribe for the under-noted number of Common Shares at the subscription price of $0.60 per share.
Number of Common Shares
Amount ($0.60 per share x number of Common Shares subscribed for on this Form 1): $
IF THE HOLDER IS RESIDENT OUTSIDE CANADA AND THE UNITED STATES (“AN OFFSHORE JURISDICTION”), BY SIGNING BELOW THE UNDERSIGNED CERTIFIES THAT THE OFFSHORE JURISDICTION PROVIDES A RIGHTS OFFERING PROSPECTUS EXEMPTION SUBSTANTIALLY SIMILAR TO THE EXEMPTION PROVIDED IN CANADA OR DOES NOT OTHERWISE REQUIRE OBTAINING APPROVAL OF A REGULATORY AUTHORITY IN THE OFFSHORE JURISDICTION TO EXERCISE THE RIGHTS.

Signature of Purchaser
Payment in full of the subscription price in Canadian funds by certified cheque, bank draft or money order must be made to Valiant Trust Company with this acquisition request.

is entitled, upon and subject to the terms and conditions set forth herein and on the reverse side hereof and in the rights offering circular of CUTPICK ENERGY INC. (the “  Corporation ”) dated October 27, 2009 (the “ Circular ”), all of which shall be deemed to be incorporated herein, to subscribe for one (1) common share of the Corporation (“Common Share”) for every one (1) common share purchase right (the “ Right ”) evidenced by this rights certificate (the “ Certificate ”), at the subscription price of CDN$0.60 per share. In the event there is any inconsistency between the terms and conditions set out in this Certificate and the terms and conditions set out under the Circular, the terms and conditions set out under the Circular shall prevail and govern.

DATED:     November 2, 2009

Director	Director

FORM 2 — ADDITIONAL SUBSCRIPTION PRIVILEGE
The undersigned hereby subscribes for                      Additional Common Shares (as defined on the reverse side hereof) at the subscription price of $0.60 per share and agrees to accept the same or any lesser number which may be issued to those exercising the Additional Subscription Privilege (as defined on the reverse side hereof). This purchase subscription is subject to the same terms as the purchase specified on Form 1.
Amount ($0.60 per share x number of Common Shares subscribed for in this Form 2):

Signature of Purchaser
Payment in full of the subscription price for the maximum number of Additional Common Shares which the purchaser wishes to acquire in Canadian funds by certified cheque, bank draft or money order must be made to Valiant Trust Company with this acquisition request.
If the aggregate maximum amount of Additional Common Shares requested pursuant to the exercise of the Additional Subscription Privilege exceeds the number of Additional Common Shares issued to the holder, Valiant Trust Company shall return to the holder, without interest or deduction, the excess funds paid for the purchase of such Additional Common Shares.

THIS RIGHTS CERTIFICATE IS NON-TRANSFERABLE
SEE INSTRUCTIONS ON REVERSE

CUTPICK ENERGY INC.
RIGHTS CERTIFICATE — BACK OF CERTIFICATE
INSTRUCTIONS TO HOLDERS
1)	BASIC SUBSCRIPTION PRIVILEGE — TO ACQUIRE COMMON SHARES COMPLETE FORM 1
         Each holder of common shares (“Common Shares”) of Cutpick Energy Inc. (the “Corporation”) of record on the record date of September 17, 2009 has been issued sixty-five (65) Rights (“Rights”) for each one hundred (100) Common Shares held. Every one (1) Right entitles the holder to subscribe for one (1) Common Share at a price of CDN$0.60 per share at any time on or before 4:30 p.m. (Calgary time) (the “Expiry Time”) on November 21, 2009 (the “Expiry Date”).
         In order to acquire Common Shares, please complete Form 1 on the face of this Rights Certificate and deliver or mail this Rights Certificate, together with the total subscription price, in the envelope provided, to Valiant Trust Company. TO BE EFFECTIVE, THE RIGHTS CERTIFICATE MUST BE RECEIVED BY VALIANT TRUST COMPANY BEFORE THE EXPIRY TIME ON THE EXPIRY DATE. RIGHTS NOT EXERCISED BY SUCH DATE AND TIME WILL BE VOID AND WITHOUT VALUE.
         Choice of delivery is at the risk of the holder. If mailing, allow for sufficient time to avoid late delivery. The use of registered mail is suggested. The Common Shares purchased will be mailed to you at your registered address as soon as practicable after the Expiry Date. This Rights Certificate and the Rights evidenced hereby do not entitle the holder to any rights whatsoever as a holder of Common Shares.
         For further details regarding the Basic Subscription Privilege and Additional Subscription Privilege (each as defined below), the holder of this Rights Certificate should refer to the rights offering circular of the Corporation dated October 27, 2009.

The total subscription price must accompany the subscription request and is payable in full in Canadian funds by certified cheque, bank draft or money order to the order of Valiant Trust Company.
2)	ADDITIONAL SUBSCRIPTION PRIVILEGE — TO ACQUIRE ADDITIONAL COMMON SHARES COMPLETE FORM 2
         A holder of this Rights Certificate who exercises in full the right (the “Basic Subscription Privilege”) described in Item 1 above to acquire the maximum number of Common Shares that can be acquired with the Rights evidenced by this Rights Certificate has the privilege (the “Additional Subscription Privilege”) of subscribing for additional Common Shares (“Additional Common Shares”) on a pro rata basis with all other holders of Rights who have exercised their Basic Subscription Privilege in full. The aggregate number of Additional Common Shares available for subscription under the Additional Subscription Privilege will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the exercise of the Basic Subscription Privilege.
         To exercise the Additional Subscription Privilege, the holder of this Rights Certificate must complete and sign Forms 1 and 2 on the face of this Rights Certificate and deliver this Rights Certificate to Valiant Trust Company prior to the Expiry Time on the Expiry Date. The holder of this Rights Certificate should specify on Form 2 on the face of this Rights Certificate the maximum number of Additional Common Shares desired to be acquired.
         If there is a sufficient number of Additional Common Shares to satisfy all additional subscriptions pursuant to the exercise of the Additional Subscription Privilege, each holder of Rights who exercises the Additional Subscription Privilege will be issued the number of Additional Common Shares subscribed for. If the number of Additional Common Shares subscribed for pursuant to the exercise of the Additional Subscription Privilege exceeds the number of Additional Common Shares available, the number of Additional Common Shares that will be issued to the subscriber will be equal to the lesser of (i) the number of Additional Common Shares that such subscriber has subscribed for under the Additional Subscription Privilege and (ii) the product (disregarding fractions) obtained by multiplying:
(a)	the aggregate number of Additional Common Shares available to be issued by;

(b)	a fraction, of which (A) the numerator is the number of Rights previously exercised by the subscriber and (B) the denominator is the aggregate number of Rights previously exercised by all holders of Rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.
         If any holder which exercises the Additional Subscription Privilege has subscribed for a number of Additional Common Shares which is less than the number of Additional Common Shares such holder is entitled to subscribe for, then the excess number of Additional Common Shares will be allotted in a similar manner among those participants who subscribed for a number of Additional Common Shares that exceeds the number of Additional Common Shares initially allotted thereto.

The total purchase price for the maximum number of Additional Common Shares requested must accompany the subscription request and is payable in full in Canadian funds by certified cheque, bank draft or money order to the order of Valiant Trust Company. If a holder who exercises the Additional Subscription Privilege is issued a number of Additional Common Shares which is less than the number of Additional Common Shares subscribed for, Valiant Trust Company will, when mailing the Common Shares issued to the holder, refund, without interest or deduction, the excess portion of the total payment made by the participant.
3)	EVIDENCE OF AUTHORITY
         If a form on the face of this rights certificate is signed by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any other person acting in a fiduciary or representative capacity, this Rights Certificate must he accompanied by evidence of authority satisfactory to Valiant Trust Company.
4)	VALIDITY AND REJECTION OF PURCHASES
         All questions as to the validity, form, eligibility and acceptance of any purchase will be determined by the Corporation in its sole discretion, whose determination shall be final and binding. All purchases are irrevocable. The Corporation reserves the absolute right to reject any purchase if such a purchase is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect with regard to any particular purchase. Neither the Corporation nor Valiant Trust Company will be under any duty to give any notification of any defect or irregularity in such purchase nor shall either of them incur any liability for failure to give such notifications.
5)	OFFICES OF VALIANT TRUST COMPANY
         Rights may be exercised at the following offices of Valiant Trust Company:

By hand or Courier	By Mail or Registered Mail

Valiant Trust Company	Valiant Trust Company
310, 606 – 4th Street S.W.	310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1	Calgary, AB T2P 1T1
Attention: Senior Manager, Corporate Actions	Attention: Senior Manager, Corporate Actions

- and to -	- and to -

Valiant Trust Company	Valiant Trust Company
2950 - 130 King St W	2950 - 130 King St W
Toronto, ON M5X 1A9	Toronto, ON M5X 1A9
Attention: Corporate Actions Department	Attention: Corporate Actions Department

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
None.

PART III
CONSENT TO SERVICE OF PROCESS
     A written irrevocable consent and power of attorney on Form F-X has been filed by Cutpick Energy Inc. concurrently with the filing of this Form CB.
     Any change in the name or address of the agent for service of process of Cutpick Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 2, 2009.

CUTPICK ENERGY INC.
By:	/s/ James C. Lough
	Name:	James C. Lough
	Title:	Vice President, Finance and Chief Financial Officer